Ald 3/11/03

03014075

cm

SECUR... ...CHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

RECEIVED MAR - 3 2003

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37141

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Securities Network Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8199 Robin Hill Road
(No. and Street)

Newburgh	IN	47630
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cleo Holder (812) 858-6555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John Friend and Company, P.C.
(Name – *if individual, state last, first, middle name*)

2916 E. Morgan Avenue	Evansville	IN	47711
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cleo Holder, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Securities Network Corporation, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Cleo V Holder
Signature

President
Title

TONYA KAY ROLLINS
NOTARY PUBLIC STATE OF INDIANA
VANDERBURGH COUNTY
MY COMMISSION EXP. AUG. 29, 2006

Tonya Kay Rollins
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST SECURITIES NETWORK CORPORATION

FINANCIAL STATEMENTS

For the Years Ended
December 31, 2002 and 2001

864fs

FIRST SECURITIES NETWORK CORPORATION

CONTENTS

JOHN FRIEND & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

2916 EAST MORGAN AVENUE • EVANSVILLE, INDIANA 47711 • (812) 473-3388

Board of Directors
First Securities Network Corporation
8199 Robin Hill Road
Newburgh, IN 47629-0250

Independent Auditor's Report

We have audited the balance sheets of First Securities Network Corporation as of December 31, 2002 and 2001, and the related statements of (loss), changes in stockholder equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Securities Network Corporation as of December 31, 2002 and 2001, and the result of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of operating expenses on page 15 and the information on pages 18 through 20 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John Friend & Company, P.C.
Certified Public Accountants
Evansville, IN

February 15, 2003

FIRST SECURITIES NETWORK CORPORATION

BALANCE SHEETS

	December 31, 2002	December 31, 2001
ASSETS		
Current:		
Cash	$ 13,512	$ 7,998
Commissions receivable	41,787	30,663
TOTAL CURRENT ASSETS	55,299	38,661
Property and Equipment		
Leasehold Improvements	6,512	6,512
Office equipment	66,215	62,239
	72,727	68,751
Less accumulated depreciation	(43,770)	(32,989)
	28,957	35,762
Other Assets		
Investments – restricted stock	26,000	26,000
Investments – warrants	20,100	20,100
	46,100	46,100
	130,356	120,523

FIRST SECURITIES NETWORK CORPORATION

BALANCE SHEETS

	December 31, 2002	December 31, 2001
LIABILITIES		
CURRENT:		
Accounts payable	$ 24,089	$ -0-
Accrued expenses	15,615	24,530
Accrued payroll taxes	-0-	1,042
TOTAL CURRENT LIABILITIES	39,704	25,572
STOCKHOLDERS' EQUITY		
Common Stock - No Par Value, 1000 shares authorized, 876 shares issued and outstanding	12,248	12,248
Paid In Capital	226,932	207,980
Retained (Deficit)	(148,528)	(125,277)
	90,652	94,951
	130,356	120,523

See accompanying auditors' report, summary of accounting policies and notes to financial statements.

FIRST SECURITIES NETWORK CORPORATION

STATEMENTS OF (LOSS)

	Year Ended December 31, 2002		Year Ended December 31, 2001	
Revenue	$ 568,842	100.00 %	$ 561,450	100.00 %
Operating Expenses	591,948	104.06	598,857	106.66
Operating (Loss)	(23,106)	(4.06)	(37,407)	(6.66)
Other Income (Expenses)	(145)	(.03)	232	0.04
(Loss) Before Taxes on Income	(23,251)	(4.09)	(37,175)	(6.62)
Taxes	-0-	0.00	-0-	0.00
Net (Loss)	(23,251)	(4.09)	(37,175)	(6.62)
(Loss) Per Share Of Common Stock	(26.54)		(42.44)	

See accompanying auditors' report, summary of accounting policies and notes to financial statements.

FIRST SECURITIES NETWORK CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Year Ended December 31, 2002		
	Capital Stock	Paid In Cap	Retained Earnings
Balances at beginning of year	$ 12,248	$ 207,980	$ (125,277)
Additional paid in capital	-0-	18,952	-0-
Net (loss) for year	-0-	-0-	(23,251)
Balances at end of year	12,248	226,932	(148,528)

	Year Ended December 31, 2001		
	Capital Stock	Paid In Cap	Retained Earnings
Balances at beginning of year	$ 12,248	$ 179,580	$ (88,102)
Additional paid in capital	-0-	28,400	-0-
Net (loss) for year	-0-	-0-	(37,175)
Balances at end of year	12,248	207,980	(125,277)

See accompanying auditors' report, summary of accounting policies and notes to financial statements.

FIRST SECURITIES NETWORK CORPORATION

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

	Year Ended December 31, 2002	2001
SUBORDINATED LIABILITIES	$ -0-	$ -0-
Increase	-0-	-0-
Decrease	-0-	-0-
SUBORDINATED LIABILITIES	-0-	-0-

See accompanying auditors' report, summary of accounting policies and notes to financial statements.

FIRST SECURITIES NETWORK CORPORATION

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (Loss)	$ (23,251)	$ (37,175)
Adjustments to reconcile net (loss) to cash provided by operating activities:		
Depreciation	10,781	10,480
Change in assets & liabilities		
(Increase) decrease in commissions receivable	(11,124)	(12,563)
Increase (decrease) in accrued expenses	(8,915)	10,702
Increase (decrease) in accrued payroll taxes	(1,042)	1,042
Increase (decrease) in accounts payable	24,089	0
Net cash provided by (used in) operating activities	(9,462)	(27,514)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of equipment	(3,976)	(10,145)
Net cash provided by (used in) investing activities	(3,976)	(10,145)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Additional paid in capital	18,952	28,400
Net cash provided by (used in) financing activities	18,952	28,400
Net increase (decrease) in cash	5,514	(9,259)
Cash at beginning of year	7,998	17,257
Cash at end of year	13,512	7,998

See accompanying auditors' report, summary of accounting policies and notes to financial statements.

FIRST SECURITIES NETWORK CORPORATION

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

SUMMARY OF ACCOUNTING POLICIES

First Securities Network Corporation is a closely held corporation located in Evansville, Indiana. They are a broker/ dealer licensed by NASD.

Customer security transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis.

Any marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. Any resulting difference between cost and market would be included in income.

Deprecation is figured on a straight-line basis using estimated lives of seven years for all office furniture and equipment, except computers, which have an estimated life of five years.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE A - FUNDS OR SECURITIES HELD

The Corporation does not hold any customer funds or securities. The Corporation utilizes clearing brokers and payments are paid directly to the clearing broker, the mutual fund, or to the limited partnerships.

NOTE B - S CORPORATION - INCOME TAX STATUS

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

See accompanying auditors' report.

FIRST SECURITIES NETWORK CORPORATION

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

NOTE C - RELATED PARTY TRANSACTIONS

The principals of the Corporation are shareholders in First Financial Resources Corporation and Charter Tax Service Corporation. The facilities occupied by First Securities Network Corporation are leased on a month by month basis payable to a major shareholder amounting to $2,178.59 per month. The total rent paid in 2002 and 2001 was $26,468 and 26,417, respectively. In April 1991, the Corporation became the common paymaster for all of the corporations in which the principals are shareholders. At December 31, 2002 and 2001, nothing was owed to or from the other corporations respectively.

NOTE D - STATEMENTS OF CASH FLOWS

The corporation considers cash and cash equivalents to be cash in bank.

Cash paid during the years for:

	2002	2001
Interest	$ 234	$ -0-
Income Taxes	-0-	-0-

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002 and 2001, the Company had net capital of $14,233 and $12,861, which was $9,233 and $7,861 in excess of its required net capital of $5,000, respectively. The Company's net capital ratio for 2002 and 2001 was 2.79:1 and 1.99:1, respectively.

See accompanying auditors' report.

NOTE F - PROFIT SHARING PLAN

In 1998, the Company established a trusteed, contributory profit sharing plan covering substantially all employees. The Company may contribute amounts not in excess of the maximum deduction allowable for income tax purposes. The Company made contributions totaling $-0- and $-0-, during the years ended December 31, 2002 and 2001 respectively.

NOTE G – PROPERTY AND EQUIPMENT

The major classifications of property and equipment at December 31, 2002 and 2001 consisted of the following:

	2002		2001	
	Cost	Accumulated Depreciation	Cost	Accumulated Depreciation
Furniture and Fixtures	$ 66,215	$ 43,207	$ 62,239	$ 32,591
Leasehold Improvements	6,512	563	6,512	398
	72,727	43,770	68,751	32,989

Depreciation charged to expense for financial statement purposes for the years ended December 31, 2002 and 2001 was $10,781 and $10,480 respectively, which was computed on straight line and accelerated methods.

NOTE H- RESTRICTED INVESTMENTS

As of December 31, 2002 and 2001, First Securities Network Corporation held 2000 shares of restricted common stock in The NASDAQ Stock Market, Inc. Restricted Stock is stock that is not available for sale and is not listed on any stock exchange.

	Purchase Date	Purchase Price
Common Stock	12/08/00	$ 26,000

The market value of this restricted common stock is not readily available.

First Securities Network Corporation also owns a total of 1,500 stock warrants of The NASDAQ Stock Market, Inc. as of December 31, 2002 and 2001. These warrants are restricted and not available for sale. The warrants may be exchanged for common stock of The NASDAQ Stock Market, Inc. on the following schedule:

# of shares	Redemption Date	Void Date	Exchange Cost per Share	Total Cost
1,500	06/28/02	06/27/03	$ 13.00	$ 19,500
1,500	06/30/03	06/25/04	14.00	21,000
1,500	06/29/04	06/27/05	15.00	22,500
1,500	06/28/05	06/27/06	16.00	24,000
6,000				87,000

The 1,500 warrants have a cost of $20,100, which is the current value. As these are not available for sale nor listed on an exchange, their market value is not readily determinable.

See accompanying auditors' report

NOTE I - ADVERTISING

The company expenses the production cost of advertising the first time the advertising takes place. At December 31, 2002 and 2001, the advertising expense was $16,068 and $30,170, respectively.

NOTE J – CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the corporation to concentration of credit risk consist principally of trade accounts receivable. The corporation trade accounts receivable are from various investment funds that pay the corporation commission on the investments they place with the funds. The concentration of credit risk arises from all of the accounts receivable being in the financial markets. Also, all of the customers whose funds the corporation is investing are from the Tri-State area of Indiana, Kentucky, and Illinois. As of December 31, 2002 and 2001, the receivables due from these customers was $41,787 and $30,663, respectively.

NOTE K – ARBITRATION

At December 31, 2001, First Securities Network Corporation was in legal arbitration with one of its customers. The customer was seeking damages of $170,000, punitive damages of $300,000, and attorney fees. As of December 31, 2002, this claim has been settled. First Securities Network Corporation was found to not have acted improperly in connection with investments of its customer. The arbitrator determined that First Securities Corporation should pay the client's attorney fees in the amount of $7,000, the arbitration fee in the amount of $7,038, and pay the client the $500 they had paid for financial planning.

**********SUPPLEMENTAL INFORMATION**********

FIRST SECURITIES NETWORK CORPORATION

SCHEDULES OF OPERATING EXPENSES

	Year Ended December 31,			
	2002		2001	
Advertising	$ 16,068	2.82 %	$ 30,170	5.37 %
Arbitration	14,538	2.55	-0-	0.00
Bank Charges	253	0.04	-0-	0.00
Broker - dealer fees	3,554	0.62	3,486	0.62
Commissions	667	0.12	902	0.16
Contract Labor	511	0.09	-0-	0.00
Depreciation & amort.	10,781	1.90	10,480	1.87
Donations	200	0.04	337	0.06
Dues & subscriptions	380	0.07	1,663	0.30
Federal unemployment tax	414	0.07	456	0.08
FICA tax expense	26,898	4.73	25,724	4.58
Gifts	77	0.01	-0-	0.00
Insurance	14,956	2.63	11,924	2.12
Libraries	5,684	1.00	3,228	0.57
License & fees	1,391	0.24	560	0.10
Miscellaneous	324	0.06	206	0.04
Office supplies	6,523	1.15	8,334	1.48
Postage	4,094	0.72	9,502	1.69
Professional development	2,800	0.49	2,265	0.40
Professional fees	46,027	8.09	6,939	1.24
Property tax	439	0.08	-0-	0.00
Rent expense	26,468	4.65	26,417	4.71
Repairs and maintenance	331	0.06	816	0.15
Salaries – officers	289,927	50.97	356,378	63.47
Salaries – other	103,929	18.27	88,682	15.80
State unemployment tax	155	0.03	114	0.02
Telephone	9,999	1.76	9,714	1.73
Travel & entertainment	4,560	0.80	560	0.10
Total Operating Expenses	591,948	104.06	598,857	106.66

See accompanying auditors' report.

FIRST SECURITIES NETWORK CORPORATION

SCHEDULES OF OTHER INCOME (EXPENSES)

	Year Ended December 31, 2002		Year Ended December 31, 2001	
Interest income	$ 0.00	0.00 %	$ 232	0.04 %
Miscellaneous income	89	0.01	-0-	0.00
Interest Expense	(234)	(0.04)	-0-	0.00
Total Other Income (Expenses)	(145)	(0.03)	232	0.04

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

FIRST SECURITIES NETWORK CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31, 2002	December 31, 2001
Net capital		
Total stockholder' equity	$ 90,652	$ 94,951
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net Capital	-0-	-0-
Total Capital And Allowable Subordinated Liabilities	90,652	94,951
Deductions and/or charges:		
A. Non-allowable assets:		
Office equipment	(28,957)	(35,762)
Receivable from broker dealer	(1,362)	(228)
Investments-restricted stock	(26,000)	(26,000)
Investments-warrants	(20,100)	(20,100)
Net Capital	14,233	12,861
Aggregate indebtedness		
Other accrued expenses and taxes	39,704	25,572
Total Aggregate Indebtedness	39,704	25,572
Computation of basic net capital requirement		
Minimum net capital required by company	5,000	5,000
Excess net capital	9,233	7,861
Ratio: Aggregate indebtedness to net capital	2.79:1	1.99:1

FIRST SECURITIES NETWORK CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31, 2002	December 31, 2001
Reconciliation with company's computation		
Net capital as reported per "FOCUS" report as of December 31	$ 24,877	$ 19,086
Accounts receivable adjustment	(642)	-0-
Accrued expenses adjustment	14,085	(5,183)
Payroll tax adjustment	-0-	(1,042)
Account payable adjustment	(24,089)	
Rounding	2	-0-
Net Capital Per Above	14,233	12,861

FIRST SECURITIES NETWORK CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE COMMISSION

As of December 31, 2002 and 2001 the Corporation was under the exemption provision of SEC Rule 15c3-3 and was in compliance with such conditions as mandated.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
First Securities Network Corporation
8199 Robin Hill Road
Newburgh, IN 47629-0250

In planning and performing our audit of the financial statements and supplemental schedules of First Securities Network Corporation for the years ended December 31, 2002 and 2001 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by First Securities Network Corporation that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities,that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities Exchange Commission, the New York Stock Exchange, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

John Friend & Company, P. C.
Certified Public Accountants
Evansville, IN

February 15, 2003